SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No. 3)*

Yatra Online, Inc.
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G98338109
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Apple Orange LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,307,064
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,307,064
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,307,064*

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.99%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Represents (x) (i) 395,000 Ordinary Shares; (ii) Warrants to purchase 3,668,290 Ordinary Shares, which are exercisable and expire on December 16, 2021; and (iii) Class F Shares, par value $0.0001 per share, of the Issuer (the “Class F Shares”) convertible into 1,215,744 Ordinary Shares held directly by Apple Orange LLC and (y) Class F Shares convertible into 28,030 Ordinary Shares held by Terrapin Partners Green Employee Partnership LLC (“Terrapin Green”). Apple Orange LLC is the sole managing member of Terrapin Green and has sole voting and dispositive control over the securities held by Terrapin Green. Apple Orange LLC disclaims beneficial ownership of such securities except to the extent of its respective pecuniary interest therein. Percent of class represented is based on 39,595,901 Ordinary Shares outstanding and Class F Shares convertible into 1,243,774 Ordinary Shares.

1.	NAMES OF REPORTING PERSONS Terrapin Partners Green Employee Partnership, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 28,030
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 28,030
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,030*

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.07%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Represents Class F Shares convertible into 28,030 Ordinary Shares. Percent of class represented is based on 39,595,901 Ordinary Shares outstanding and Class F Shares convertible into 28,030 Ordinary Shares.

1.	NAMES OF REPORTING PERSONS Terrapin Partners Employee Partnership 3, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 689,665
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 689,665
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 689,665*

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.71%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Represents Class F Shares convertible into 689,665 Ordinary Shares. Percent of class represented is based on 39,595,901 Ordinary Shares outstanding and Class F Shares convertible into 689,665 Ordinary Shares.

1.	NAMES OF REPORTING PERSONS Leight Family 1998 Irrevocable Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,107,500
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,107,500
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,107,500*

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.80%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Represents (i) 557,500 Ordinary Shares held by the Leight Family 1998 Irrevocable Trust (the “Trust”) and (ii) 550,000 Ordinary Shares held by Argyle Investors LLC (“Argyle”). The Trust is the sole managing member of Argyle and has sole voting and dispositive control over the securities held by Argyle. The Trust disclaims beneficial ownership of such securities except to the extent of its respective pecuniary interest therein. Percent of class represented is based on 39,595,901 Ordinary Shares outstanding.

1.	NAMES OF REPORTING PERSONS Argyle Investors LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 550,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 550,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 550,000

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.39%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* The Trust is the sole managing member of Argyle and has sole voting and dispositive control over the Securities held by Argyle. The Trust disclaims beneficial ownership of such securities except to the extent of its respective pecuniary interests therein. Percent of class represented is based on 39,595,901 Ordinary Shares outstanding.

1.	NAMES OF REPORTING PERSONS Candlemaker Partners LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 327,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 327,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 327,000

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.83%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Percent of class represented is based on 39,595,901 Ordinary Shares outstanding.

1.	NAMES OF REPORTING PERSONS We Deserve Better, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 158,500
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 158,500
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,500

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.40%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Percent of class represented is based on 39,595,901 Ordinary Shares outstanding.

1.	NAMES OF REPORTING PERSONS Nathan Leight
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,485,229
	6.	SHARED VOTING POWER 1,107,500
	7.	SOLE DISPOSITIVE POWER 6,485,229
	8.	SHARED DISPOSITIVE POWER 1,107,500
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,592,729*

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.28%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Represents (i) 395,000 Ordinary Shares held by Apple Orange LLC; (ii) warrants held by Apple Orange LLC to purchase 3,668,290 Ordinary Shares, which are exercisable and expire on December 16, 2021; (iii) Class F Shares held by Apple Orange LLC convertible into 1,215,744 Ordinary Shares; (iv) Class F Shares held by Terrapin Partners Green Employee Partnership, LLC (“Terrapin Green”) convertible into 28,030 Ordinary Shares; (v) Class F Shares held by Terrapin Partners Employee Partnership 3, LLC (“Terrapin Employee Partnership”) convertible into 689,665 Ordinary Shares; (vi) 557,500 Ordinary Shares held by the Trust; (vii) 550,000 Ordinary Shares held by Argyle; (viii) 327,000 Ordinary Shares held by Candlemaker Partners LLLP (“Candlemaker”); (ix) 158,500 Ordinary Shares held by We Deserve Better, LLC; and (x) 3,000 Ordinary Shares held directly by Nathan Leight. Mr. Leight is the sole managing member of Apple Orange LLC, which is the sole managing member of Terrapin Green, Candlemaker Management LLC, which is the general partner of Candlemaker, We Deserve Better, LLC, and Terrapin Employee Partnership and has sole voting and dispositive control over securities held by Apple Orange LLC, Candlemaker, We Deserve Better, LLC, Terrapin Green and Terrapin Employee Partnership. Mr. Leight’s children are the beneficiaries of the Trust and his wife is the trustee. The Trust is the sole managing member of Argyle and has sole voting and dispositive control over the securities held by Argyle. Mr. Leight may be deemed the beneficial owner of the securities held by Apple Orange LLC, Terrapin Green, Terrapin Employee Partnership, the Trust, Argyle, Candlemaker and We Deserve Better, LLC. Mr. Leight disclaims beneficial ownership of such securities except to the extent of his respective pecuniary interest therein. Percent of class represented is based on 39,595,901 Ordinary Shares outstanding and Class F Shares convertible into 1,933,439 Ordinary Shares.

Item 1(a).	Name of Issuer:

Yatra Online, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1101-03, 11th Floor, Tower-B, Unitech Cyber Park, Sector 39, Gurugram, Haryana 122002, India

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Apple Orange LLC
(ii)	Terrapin Partners Green Employee Partnership, LLC
(iii)	Terrapin Partners Employee Partnership 3, LLC
(iv)	Leight Family 1998 Irrevocable Trust
(v)	Argyle Investors LLC
(vi)	Candlemaker Partners LLLP
(vii)	We Deserve Better, LLC
(viii)	Nathan Leight

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is 1330 Avenue of the Americas, Suite 23A, New York, New York 10019.

Item 2(c).	Citizenship:

(i)	Apple Orange LLC is a limited liability company formed in the State of Delaware.
(ii)	Terrapin Partners Green Employee Partnership, LLC is a limited liability company formed in the State of Delaware.
(iii)	Terrapin Partners Employee Partnership 3, LLC is a limited liability company formed in the State of Delaware.
(iv)	Leight Family 1998 Irrevocable Trust is a trust organized under the laws of the State of New York.
(v)	Argyle Investors LLC is a limited liability company formed in the State of Delaware.
(vi)	Candlemaker Partners LLLP is a limited liability limited partnership organized under the laws of the State of Florida.
(vii)	We Deserve Better, LLC is a limited liability company formed in the State of Florida.
(viii)	Nathan Leight is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value $0.0001 per share (the “Ordinary Shares”).*

*Ordinary Shares is the class of securities of the Issuer registered pursuant to the Securities Exchange Act of 1934, as amended. Certain of the Reporting Persons own warrants to purchase Ordinary Shares and Class F Shares, par value $0.0001 per share, of the Issuer convertible into Ordinary Shares (the “Class F Shares”), which may be exercised or converted, as applicable, within 60 days of the date hereof.

Item 2(e).	CUSIP Number:

G98338109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:_________________

Not Applicable.

Item 4.	Ownership.

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

Apple Orange LLC owns an aggregate of 4,063,290 Ordinary Shares and Class F Shares convertible into 1,243,774 Ordinary Shares, representing 12.99% of the total Ordinary Shares issued and outstanding. Terrapin Partners Green Employee Partnership, LLC owns Class F Shares convertible into 28,030 Ordinary Shares, representing 0.07% of the total Ordinary Shares issued and outstanding. Terrapin Partners Employee Partnership 3, LLC owns Class F Shares convertible into 689,665 Ordinary Shares, representing 1.71% of the total Ordinary Shares issued and outstanding. The Leight Family 1998 Irrevocable Trust (the “Trust”) owns an aggregate of 1,107,500 Ordinary Shares, representing 2.80% of the total Ordinary Shares issued and outstanding. Argyle Investors LLC owns 550,000 Ordinary Shares, representing 1.39% of the total Ordinary Shares issued and outstanding. Candlemaker Partners LLLP owns 327,000 Ordinary Shares, representing 0.83% of the total Ordinary Shares issued and outstanding. We Deserve Better, LLC owns 158,500 Ordinary Shares, representing 0.40% of the total Ordinary Shares issued and outstanding. Nathan Leight owns an aggregate of 5,659,290 Ordinary Shares and 1,933,439 Class F Shares, representing 18.28% of the total Ordinary Shares issued and outstanding. Percent of class represented is based on 39,595,901 Ordinary Shares outstanding and Class F Shares convertible into 1,933,439 Ordinary Shares. Each of the Reporting Persons disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owners of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Nathan Leight’s wife is the trustee of the Trust and has the power to direct the proceeds from the sale of securities owned by the Trust. The Trust owns an aggregate of 1,107,500 Ordinary Shares, representing 2.80% of the total Ordinary Shares issued and outstanding.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019

APPLE ORANGE LLC

By:	/s/ Nathan Leight
	Name:	Nathan Leight
	Title:	Managing Member

TERRAPIN PARTNERS GREEN EMPLOYEE PARTNERSHIP, LLC

By:	Apple Orange LLC

By:	/s/ Nathan Leight
	Name:	Nathan Leight
	Title:	Managing Member

TERRAPIN PARTNERS EMPLOYEE PARTNERSHIP 3, LLC

By:	/s/ Nathan Leight
	Name:	Nathan Leight
	Title:	Managing Member

LEIGHT FAMILY 1998 IRREVOCABLE TRUST

By:	/s/ Elizabeth Leight
	Name:	Elizabeth Leight
	Title:	Trustee

ARGYLE INVESTORS LLC

By:	Leight Family 1998 Irrevocable Trust, its Managing Member

By:	/s/ Elizabeth Leight
	Name:	Elizabeth Leight
	Title:	Trustee

CANDLEMAKER PARTNERS LLLP

By:	Candlemaker Management LLC, its General Partner

By:	/s/ Nathan Leight
	Name:	Nathan Leight
	Title:	Managing Member

WE DESERVE BETTER LLC

By:	/s/ Nathan Leight
	Name:	Nathan Leight
	Title:	Managing Member

NATHAN LEIGHT

/s/ Nathan Leight
Nathan Leight

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see U.S.C. 1001)